UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
JUNE 3, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

NP Capital Corp.

File No. 333-148155 - CF#22021

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NP Capital Corp. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibit to a Form SB-2 registration statement filed on December 19, 2007, as amended.

Based on representations by NP Capital Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 4.3   through January 19, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Perry Hindin
Special Counsel